FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Administrative Committee of the Modine Manufacturing Company Employee Stock Ownership & Investment Plans (ESOPs)	2. Issuer Name and Ticker or Trading Symbol Modine Manufacturing Company - MODI		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) X Other (specify below) See Column 6 Footnote below
(Last) (First) (Middle) c/o Modine Manufacturing Company Attn: D. R. Zakos 1500 DeKoven Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 39-6266014	4. Statement for Month/Day/Year 9/12/02
(Street) Racine, WI 53403		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person X Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.625 Par	9/10/02	9/11/02	S		12,907	D	$20.7214	3,781,502
Common Stock, $0.625 Par	9/9/02	9/12/02	P		21,409	A	$21.51	3,802,911	(1)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Excercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1) Contingent power to vote more than 10% of the Company's Common Stock held in the Plans to the extent not voted by Plan participants. Pursuant to Rule 16a-3, beneficial ownership of the securities reported is specifically disclaimed. This statement is being filed by the Administrative Committee as administrative convenience on behalf of the following officers and directors who are participants in the plans. The following set forth the identity of each participating officer and/or director with the amounts of the Company's Common Stock attributal to such officer or director for the period covered by this statement. R. S. Bullmore - amount previously owned 19,319.1254, amount acquired 0.1469 - currently owned 19,319.2723 A. D. DeVuono -amount previously owned 2,590.7665, amount acquired 16.5384 - currently owned 2,607.3049 G. A. Fahl - amount previously owned 5,541.2156, amount acquired 35.3744 - currently owned 5,576.5900 C. C. Harper - amount previously owned 1,035.0016, amount acquired 0.0084 - currently owned 1,035.0100 D. R. Johnson - amount previously owned 16,919.6908, amount acquired 108.0116 - currenlty owned 17,027.7024 C. R. Katzfey - amount previously owned 8,143.8845, amount acquired 51.9896 - currently owned 8,195.8741 R. W. Possehl - amount previously owned 26,190.4412, amount acquired 0.2003 - currently owned 26,190.6415 D. B. Rayburn - amount previously owned 8,111.5150, amount acquired 51.7815 - currently owned 8,163.2965 J. R. Rulseh - amount previously owned 8,512.5054, amount acquired 54.3419 - currently owned 8,566.8473 D. P. Spiewak - amount previously owned 179.3508, amount acquired 1.1443 - currently owned 180.4951 E. T. Thomas - amount previously owned 237.8448, amount acquired 1.5181- currently owned 239.3629 D. R. Zakos - amount previously owned 7,134.1388, amount acquired 45.5424 - currenlty owned 7,179.6812. All of the purchase transactions noted above took place on September 9, 2002 at a price of $21.51 per share.

By: /s/ Modine Manufacturing Company Employee Stock Ownership & Investment Plans (ESOPs) BY: Roger L. Hetrick, Member of Committee **Signature of Reporting Person	9/16/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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